NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ROBERT B. WESTPHAL
SOURCE OF FUNDS
PF - OO
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
SOLE VOTING POWER
162,500
SHARED VOTING POWER
N/A
SOLE DISPOSITIVE POWER
162,500
SHARED DISPOSITIVE POWER
N/A
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
162,500
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.83
TYPE OF REPORTING PERSON
IN
SIGNATURE
AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.
DATED:  MARCH 24, 1998

                                       ROBERT B. WESTPHAL